EX-FILING FEES

Calculation of Filing Fee Tables

Amendment to Schedule TO

(Form Type)

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid
Fees Previously Paid	$457,100,000.00	(1)	0.011020%	$50,372.42	(2)
Total Transaction Valuation	$457,100,000.00			$50,372.42
Total Fees Due for Filing				$-
Total Fees Previously Paid				$50,372.42
Total Fee Offsets
Net Fee Due				$0

(1) Calculated as the aggregate maximum purchase price for Interests.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2023, equals $110.20 per million dollars of the value of the transaction.